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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

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




                                   ELTEK LTD.



6-K Items


     1. Eltek Ltd. Proxy Statement for Annual General Meeting to be held December 31, 2003.

     2.   Eltek Ltd. Proxy Card.

                                                                          ITEM 1

                                   ELTEK LTD.


November 26, 2003

                  NOTICE OF 2003 ANNUAL MEETING OF SHAREHOLDERS


Eltek Ltd. Shareholders:

     We cordially invite you to our Annual General Meeting of Shareholders. It will be held at 10 a.m. on Wednesday, December 31, 2003 at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

     The purpose of the meeting is to consider and vote upon the following matters:

     1. The election of a Class I director and a Class III director for terms expiring in 2004 and 2006, respectively;

     2.   The election of two outside directors for terms expiring in 2006;

     3. Appointment of Somekh Chaikin as our independent auditors for the year ending December 31, 2003;

     4. Receipt and consideration of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2002; and

     5. The transaction of any other business that may properly come before the meeting.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.


                                            Sincerely,

                                            /s/Nissim Gilam
                                            Nissim Gilam, Chairman

BY ORDER OF THE BOARD OF DIRECTORS
Arieh Reichart, Chief Executive Officer and Secretary

                                 PROXY STATEMENT

     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Wednesday, December 31, 2003 and any adjournment thereof. Shareholders will be asked to vote upon the: (i) election of a Class I director and a Class III director for terms expiring in 2004 and 2006, respectively; (ii) election of two outside directors for terms expiring in 2006; (iii) appointment of Somekh Chaikin, a member of KPMG, as our independent auditors for the year ending December 31, 2003; and (iv) consideration and receipt of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2002. Our 2002 Annual Report on Form 20-F, including our audited financial statements for the fiscal year ended December 31, 2002, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about November 26, 2003.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     As of November 24, 2003, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 4,855,651 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.6 per share. The presence of two shareholders, holding at least forty percent of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon is required to elect the Class I and Class III directors and to approve proposals 3 and 4 to be presented at the Meeting. Proposal 2, the election of outside directors, requires that either the shareholders voting in favor of their election include at least one third of the shares of the non-controlling shareholders of the company who are present at the meeting, or the total shareholdings of those non-controlling shareholders who vote against their election represent one percent (1%) or less of all of the voting rights in the company.

     A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

     We have received indications from our principal shareholders (including Joseph A. Maiman, Integral International Inc., A. Sariel Ltd., Ohad Maiman and Michele Yankielowicz) and directors and officers, who together hold approximately 41.6% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Meeting

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Pursuant to our articles of association, our board of directors consists of no less than six and no more than nine members, and is divided into three classes, Class I, Class II and Class III, and shall consist of one director, two directors and the remaining directors, respectively. The term of office of the director in Class I shall expire at the end of the first Annual General Meeting after his or her initial election. The term of office of the directors in Class II shall expire at the end of the second Annual General Meeting after their initial election. The term of office of the directors in Class III shall expire at the end of the third Annual General Meeting after their initial election. Consequently at each annual meeting of shareholders, the Class I director is elected for a term of one year. In addition to these three classes of directors, we have two "outside directors," as defined by the Israeli Companies Law, who hold office for a term of three years. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.

     The Board of Directors proposes the election of Mr. Joseph Yerushalmi to serve as a Class I director to hold office for one year until the Annual General Meeting to be held in 2004 and Mr. Jack Bigio to serve as aClass III director to hold office for three years until the Annual General Meeting of Shareholders to be held in 2006, and until their successors are elected and qualified. Mr. Jack Bigio is currently serving as a member of the Board of Directors.

     Should Messrs. Yerushalmi and Bigio be unavailable for election, the proxies will be voted for substitutes nominees designated by the Board of Directors. Messrs. Joseph Yerushalmi and Jack Bigio are expected to be available.

     Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of the Class I and Class III nominees.

     Set forth below is information about Messrs. Yerushalmi and Bigio, including their age, position held with our company, principal occupation, business history and other directorships held.

Nominee for Election as  a Class I Director for a Term Expiring in 2004


     Joseph Yerushalmi 65, has served as a Senior Vice President in charge of the Projects of Merhav M.N.F Ltd. since January 1996. From 1992 to 1996, Mr. Yerushalmi served as Vice President for Projects of Israel Chemicals Ltd. (ICL). During this time he also served as Chairman and Director for several of ICL's subsidiaries. From 1989 to 1992, Mr. Yerushalmi was a visiting Professor with the University of Pittsburgh and a consultant to industry in energy related projects. Mr. Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York. From 1969 to 1977, he was a member of the Faculty of Chemical Engineering of the City College of New York rising to the rank of Full Professor in 1976.

Nominee for Election as a Class III Director for a Term Expiring in 2006

     Jack Bigio, 38, has served as a director since May 2000. Since May 2002, Mr. Bigio has served as chief executive officer of Ampal (Israel) Ltd., a public holding company that trades on the Nasdaq Stock Market. From July 1995 until April 2002, Mr. Bigio served as vice president-operations and finance of Merhav M.N.F. Ltd. Prior thereto he served as an economist and executive assistant to the president of Merhav M.N.F. Ltd. for five years. Mr. Bigio holds a B.A. degree in Economics and Business Administration and an M.B.A. degree, both from The Hebrew University of Jerusalem.

     The Board of Directors recommends a vote FOR the election of the nominees for Class I and Class III director.

Directors Continuing in Office

                                                      Class of       Expiration
 Name                 Age    Position                  Director       of Term
 ----                 ---    --------                  --------       -------

 Nissim Gilam........  65    Chairman of the Board     Class III       2005
                              of Directors
 David Banitt........  51    Director                  Class II        2004
 Joseph A. Maiman....  57    Director                  Class III       2005
 Leo Malamud.........  50    Director                  Class II        2004

     Nissim Gilam has served as Chairman of our Board ofrectors since December 1, 1998. Mr. Gilam has served as a director since January 1996 and previously held office as a director and our chief executive officer during the period January 1990 through March 1991. Since April 2002 Mr. Gilam has been self-employed. From September 1993 until March 2002, he served as managing director of Ney Agencies Ltd., an Israeli company that served as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, he served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

     David Banitt an independent director, has served as a director since March 1997. Since August 2001, Mr. Banitt has served as chief executive officer of Nano-OR Ltd., an Israeli start-up company engaged in the development of electro-optics systems. Prior to joining Nano-OR and since January 2001, he was self-employed. From September 1993 until January 2001, Mr. Banitt served as president of Exsight Electro Optical Systems Ltd., an Israeli start-up company engaged in the development of electro-optics systems. Prior thereto and from September 1993, Mr. Banitt served as general manager of Nitzanim Initiative Center and managed the technological incubator and holding company. Mr. Banitt holds a B.Sc. degree in Electronics Engineering from Tel Aviv University.

     Joseph A. Maiman has served as a director since July 1988. Mr. Maiman has served as president of Merhav M.N.F. Ltd. since August 1972. Since January 2002, Mr. Maiman has served as the chairman of the board of directors of Israel 10 Channel Ltd. and since April 2002 Mr. Maiman has served as the chairman of the board of directors of Ampal (Israel) Ltd. Mr. Maiman holds a B.A. degree in Economics from the University of Texas and an M.A. degree in Economics from Cornell University.

     Leo Malamud has served as a director since March 1998. Mr. Malamud has served as vice president of Merhav M.N.F. Ltd. in charge of project financing and the group's Latin American activities since 1996. Prior thereto and since 1986, Mr. Malamud served as senior vice president of M.I.C. Metropolitan Investments Corporation, an Argentinean corporation engaged in financial projects. Mr. Malamud holds a B.Sc. degree in Industrial and Management Engineering from the Technion, Haifa and an M.B.A. degree from McGill University, Montreal.

                          ELECTION OF OUTSIDE DIRECTORS
                       (Items 2A and 2B on the Proxy Card)

     Under the Israeli Companies Law, 1999, Israeli companies that have offered their shares to the public in or outside of Israel must appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

     No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender. Public companies are required to elect two outside directors who must meet specified standards of independence. An outside director may be a non-Israeli resident.

     Controlling shareholders of a company, twenty-five percent (25%) shareholders, and their relatives or employees cannot serve as outside directors. Outside directors are elected by the shareholders, provided, that either the shareholders voting in favor of their election include at least one third of the shares of the non-controlling shareholders of the company who are present at the meeting, or the total shareholdings of those non-controlling shareholders who vote against their election represent one percent (1%) or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law, 1999 and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     In December 2000, we appointed Ms. Revital Dgani as an outside director to hold office until December 2003. The company wishes to renew the appointment of Ms. Dgani as outside director of our company for an additional three-year term (i.e., until December 2006). In December 2000, the company appointed Mr. Erez Shachar as an outside director, and his term of office expires in December 2003. The Board of Directors now proposes the election of Mr. Eliyaho Tov as the second outside director, to hold office for a term of three years.

     Should either Ms. Dgani or Mr. Tov not be available for renewal or election, as applicable, the proxies will be voted for a substitute nominee designated by the Board of Directors. It is not expected that Ms. Dgani or Mr. Tov will be unavailable.

     Set forth below is information about Ms. Dgani and Mr. Tov, including age, principal occupation, business history and other directorships held.

     Revital Dgani, 46, has served as an outside director since December 2000. Since January 2003, Ms. Dgani has served as the CEO of Bakara Handasit Ltd, an Israeli company engaged in engineering control and building inspection and surveying. Ms. Dgani was an attorney for 19 years. From January 2000 until December 2002, Ms Dgani was self-employed. From April 1995 until December 1999, Ms. Dgani was in-house counsel of Reved Ltd., an Israeli company whose shares trade on the Tel Aviv Stock Exchange, that is engaged in engineering and construction of residential and commercial buildings. Ms. Dgani received her qualification as a lawyer and has been a member of the Israel Bar since 1981. Ms. Dgani holds a B.A. degree in Law from Tel Aviv University.

     Eliyaho Tov, 60, has been freelance consultant as economic advisor and managing advisor since November 1999. From 1973 to September 1999, he served as a senior economist of The Israel Corporation Ltd. Mr. Tov holds a B.A. degree in Economics and Political Science, and an M.A. degree in Business Management from the Hebrew University in Jerusalem.

     The Board of Directors recommends a vote FOR the election of Mr. Eliyaho Tov and the renewal of the appointment of Ms. Revital Dgani as outside directors on the Board of Directors for three-year terms (i.e., until December 2006).

Audit Committee

     The Companies Law provides that public companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related-party transactions as required by law. An audit committee must consist of at least three members, and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. Our audit committee is currently composed of Ms. Revital Dgani and Messrs. David Banitt and Eliyaho Tov.

     In addition, the Nasdaq Stock Market requires us to have at least three independent directors on our board of directors and to establish an audit committee independent of management. All of the directors serving on our audit committee qualify as independent directors under the Nasdaq Stock Market requirements and Ms. Dgani and Mr. Tov as independent directors under the Israeli Companies Law.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of November 20, 2003 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                                                         Percentage of
                                                       Number of Ordinary Shares          Outstanding
Name                                                     Beneficially Owned (1)       Ordinary Shares (2)
----                                                     ----------------------       -------------------
Joseph A. Maiman (3).................................         2,980,372                     46.2%
Merhav M.N.F. Ltd. (3) ..............................         1,570,476                     24.3
Integral International Inc. (3)......................         1,068,396                     21.9
Nissim Gilam (4).....................................            51,590                      1.1
David Banitt.........................................                --                       --
Jack Bigio...........................................                --                       --
Joseph Yerushalmi....................................                --                       --
Revital Dgani........................................                --                       --
Leo Malamud..........................................                --                       --
Eliyaho Tov..........................................                --                       --
All directors and executive officers as a group
(12 persons) (5).....................................         3,299,004                     50.1%

---------------------

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares issuable upon exercise of options currently exercisable or exercisable within 60 days of November 20, 2003 are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

     (2) Based on 4,855,651 ordinary shares issued and outstanding as of November 24, 2003.

     (3) Of such shares,341,500 ordinary shares are held directly by Mr. Maiman, 1,040,645 ordinary shares are held of record by Integral International Inc. ("Integral"), a Panama corporation controlled by Mr. Maiman, and 27,751 ordinary shares are held of record by Integral's wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the 1,068,396 ordinary shares held directly by Integral International and A. Sariel. Also includes 1,570,476 ordinary shares subject to a currently exercisable convertible note, held by record by Merhav M.N.F Ltd., an Israeli company controlled by Mr. Maiman. Mr. Maiman disclaims beneficial ownership in the 225,000 and 210,100 ordinary shares held by his son, Ohad Maiman, and his sister, Michele Yankielowicz, respectively.

     (4) Includes 30,000 ordinary shares subject to currently exercisable options granted under our 2000 Stock Option Plan, at an exercise price of $4.375 per share, which options expire in July 2005.

     (5) Includes 6,000 ordinary shares issuable upon exercise of currently exercisable stock options granted under our 1996 Stock Option Plan, and 123,000 ordinary shares issuable upon exercise of currently exercisable stock options granted under our 2000 Stock Option Plan.

Directors and Executive Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2002:

                                           Salaries, fees,
                                             commissions    Pension, retirement
                                             and bonuses    and similar benefits
                                             -----------    --------------------

All directors and executive officers
 as a group, consisting of twelve persons..  $ 675,000           $109,000

     During the fiscal year ended December 31, 2002, we paid each of our outside and independent directors an annual fee of NIS 18,200 ($3,840) and a per meeting attendance fee of NIS 1,200 ($250). Until October 2002, we paid Nissim Gilam, chairman of our board of directors, a management fee of $3,500 per month. The management fee was reduced to $3,150 per month during the period November 2002 through June 2003. We also reimbursed him for various expenses incurred by him in connection with his service as Chairman of the Board in an annual amount of NIS4,400 ($930).

     As of December 31, 2002, our directors and executive officers as a group, consisting of twelve persons, held options to purchase an aggregate of 162,000 ordinary shares. Of such options, 28,000 options have an exercise price of $1.75 and 134,000 options have an exercise price of $4.375. The options vest over a three-year period. Of such options, options to purchase 14,000 ordinary shares expired in May 2003, options to purchase 14,000 ordinary shares will expire in November 2004 and options to purchase 134,000 ordinary shares will expire in July 2005. All of the options were issued under our 1996 and 2000 Employee Stock Option Plans.

Related Party Transactions

     During 1994, our manufacturing facility experienced a mechanical failure, for which we filed a claim with our insurer in the amount $815,461 to cover damages flowing from this failure. In December 1994, we agreed to sell the claim against the insurer for $467,000 to certain of our shareholders which included Integral International, Inc., Zilnat Holdings B.V., Dr. Ehud Geller (our former chairman of the board of directors), Samuel Friedrich, Litani Capital Management Ltd. (a former shareholder which transferred its rights under this agreement to LCM Holdings LDC), Mahir Reiss and Herve Debache. Under the agreement with these shareholders, as amended, they have the right to receive, after deduction of legal expenses, up to a maximum of $650,000 of any funds recovered from our insurer. Any remaining funds will belong to us. In 1997 the District Court of Tel Aviv dismissed the complaint for lack of standing based on the fact that we had sold the right to claim damages from our insurer to our shareholders. We appealed the decision to the Supreme Court, which overruled the decision on January 20, 1999, allowing the parties to amend their pleadings, and remanded the case to the District Court. The district court dismissed the case for lack of evidence of the cause of the mechanical failure, and awarded trial expenses and legal fees to the insurer. Both parties filed appeal motions to the Supreme Court. On May 28, 2003 the Supreme Court dismissed our appeal, accepted the insurer appeal and awarded trial expenses and additional legal fees for the insurer.

     In 2003 we negotiated a new financing plan with our Banks and controlling shareholder. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Joseph A. Maiman. The Note is due in full four years from its issuance date. The Note bears interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the Note, Merhav has the right, at any time, to convert the Note and any accrued interest thereon into ordinary shares of our company at a price of $0.33 per ordinary share. We may at our sole discretion repay the accrued interest on the principal of the Note to Merhav.

                             APPOINTMENT OF AUDITORS
                           (Item 3 on the Proxy Card)

     Our Annual General Meeting of Shareholders first appointed Somekh Chaikin, independent public accountants and a member of KPMG, as our auditors in 1996. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors. As a result of Somekh Chaikin's knowledge of our operations and reputation in the auditing field, the Board of Directors believes that the firm has the necessary personnel, professional qualifications and independence to act as our auditors. The Board of Directors has again recommended the selection of Somekh Chaikin as our auditors for the period ending December 31, 2003 and recommends that the shareholders approve the recommendation. The remuneration of Somekh Chaikin will be determined by the Board of Directors according to the volume and nature of their services.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:

          "RESOLVED, that the recommendation of our Board of Directors to appoint Somekh Chaikin to conduct the annual audit of our financial statements for the year ending December 31, 2003 is hereby approved."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.


              RECEIVE AND CONSIDER THE AUDITOR'S REPORT, DIRECTORS'
                  REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
                           (Item 4 on the Proxy Card)

     At  the  Meeting,   our  Auditor's   Report,   Directors'  Report  and  the
Consolidated Financial Statements for the fiscal year ended December 31, 2002 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and receive our Auditor's Report, Directors' Report and the Consolidated Financial Statements for the fiscal year ended December 31, 2002.

     The Board of Directors recommends a vote FOR the consideration and receipt of the Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2002.


                                  OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.



                                          By Order of the Board of Directors,
                                          /s/A. Reichart
                                          Arieh Reichart
                                          Chief Executive Officer and Secretary

Dated: November 26, 2003

                                                                          ITEM 2

                                   ELTEK LTD.
                                4 Drezner Street
                             Sgoola Industrial Zone
                           Petach Tikva, 49101 Israel

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Arieh Reichart and Nissim Gilam, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, December 31, 2003 at 10:00 a.m. at the principal offices of the Company, 4 Drezner Street, Sgoola
Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):


THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR CLASS I AND CLASS III DIRECTOR AND (ii) PROPOSALS 2 THROUGH 4 SET FORTH ON THE REVERSE. VOTES CANNOT BE CAST FOR NOMINEES FOR OUTSIDE DIRECTOR UNLESS YES OR NO HAS BEEN SPECIFIED WITH RESPECT TO WHETHER THE SHAREHOLDER HAS A CONTROLLING INTEREST IN THE COMPANY.




                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                   ELTEK LTD.

                                December 31, 2003

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

(1) The election of a Class I Director and a Class III Director for terms expiring in 2004 and 2006, respectively.

         [ ]     FOR ALL NOMINEES
         [ ]     WITHHOLD AUTHORITY FOR ALL NOMINEES
         [ ]     FOR ALL EXCEPT (See instructions below)

                 NOMINEES:
         ( )     Joseph Yerushalmi - Class I Director
         ( )     Jack Bigio - Class III Director

INSTRUCTION:      To withhold  authority to vote for any individual  nominee(s),
------------      mark "FOR ALL EXCEPT" and fill in the circle next to each
                  nominee you wish to withhold, as shown here: (X)

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a controlling interest in the company (as described in the proxy statement) with respect to the election of the nominees for outside director.

(2A) To elect Revital Dgani as an outside director for a term of three years.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     Do you have a controlling interest with respect to the election of Revital Dgani as an outside director? YES ____ NO _____

(2B) To elect Eliyaho Tov as an outside director for a term of three years.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     Do you have a controlling interest with respect to the election of Eliyaho Tov as an outside director? YES ____ NO _____

(3) Appointment of Somekh Chaikin as our independent auditors for the year ending December 31, 2003.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

(4) Receipt and consideration of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2002.

         [ ]                      [ ]                     [ ]

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       ELTEK LTD.
                                       -----------------
                                             (Registrant)



                                       By: /s/Arieh Reichart
                                           ----------------
                                           Arieh Reichart
                                           President and Chief Executive Officer



Date:   December 9, 2003